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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                  FORM 12b-25


                                                 Commission File Number  0-15308

                          NOTIFICATION OF LATE FILING

  (Check One):  [X] Form 10-K [_] Form 11-K [_] Form 20-F [_] Form 10-Q
[_] Form N-SAR

For Period Ended:                     March 31, 1996
                  -------------------------------------------------------------
[_] Transition Report on Form 10-K    [_] Transition Report on Form 10-Q
[_] Transition Report on Form 20-F    [_] Transition Report on Form N-SAR
[_] Transition Report on Form 11-K

For the Transition Period Ended:_______________________________________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                       _________________________

________________________________________________________________________________

                        PART I.  REGISTRANT INFORMATION

Full name of registrant           MDT Corporation
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Former name if applicable

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Address of principal executive office (Street and number)
                       Stratford Hall, Suite 200, 1009 Slater Road
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City, State and Zip Code      Durham, North Carolina  27703
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                       PART II.  RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
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[_]  (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
     has been attached if applicable.

                              PART III.  NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.) See Attachment A.
                                                          ----------------------


                          PART IV.  OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification
     Thomas M. Hein                          (919)         941-9745
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          (Name)                             (Area code)    (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                            [X] Yes   [_] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [X] Yes   [_] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               See Attachment B.


                                MDT CORPORATION
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                (Name of registrant as specified in its charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     July 1, 1996        By /s/ Thomas M. Hein
     --------------------       -----------------------------------------------
                                    Name:  Thomas M. Hein
                                    Title: Vice President, Finance and
                                           Chief Financial Officer

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                                  ATTACHMENT A
                                  ------------

          The Registrant has entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which the Registrant is proposed to be acquired by Getinge Industrier AB ("Getinge"), a Swedish manufacturer of hospital and scientific equipment. Getinge has commenced a tender offer for all outstanding shares of the Registrant's common stock for a cash price of $4.50 per share. The tender offer was initially scheduled to expire on June 28, 1996. However, Getinge has announced an extension of the tender offer until 5:00 p.m. EDT on July 12, 1996.

          The Registrant also is in continuing negotiations with the banks under its existing bank credit agreement regarding the Registrant's failure to be in compliance with certain financial covenants and the banks' agreement to forbear taking certain actions with respect thereto. In addition, the Registrant is in continuing discussions with Congress Financial Corporation regarding a proposal to refinance the Registrant's existing bank credit facility.

          The Registrant has devoted substantial managerial resources to the tender offer and the proposed merger with Getinge and the negotiations with the Registrant's existing and prospective lenders. In addition, the outcomes of the tender offer and proposed merger with Getinge and the lender negotiations will substantially and materially impact the Registrant's business and the information to be contained in the Registrant's Annual Report on Form 10-K (the "Form 10-K") and certain notes to the consolidated financial statements to be included therein. As a result of the foregoing, the Registrant could not file its Form 10-K within the prescribed period without unreasonable effort or expense.

          As permitted by Rule 15d-21 promulgated under the Securities Exchange Act of 1934, as amended, the Registrant intends to file as part of the Form 10-K the financial statements required by Form 11-K with respect to the MDT Corporation Savings and Thrift Plan for Salaried Employees, the MDT Corporation Savings and Thrift Plan for Hourly Employees and the MDT Biologic Company Union Thrift Plan.

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                                  ATTACHMENT B
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          On May 22, 1996, the Registrant issued a press release announcing its operating results for the fiscal year ended March 31, 1996. Sales for the fiscal year ended March 31, 1996, of $131,188,000 were $4,274,000 below sales for fiscal year 1995, a decrease of 3.2%. Sales of parts, service and consumables by MDT Technionic Company were up 0.9% for the year compared to the prior year, while sales of sterility equipment by MDT Biologic Company were down 6.2% and sales of examining and operatory equipment by MDT Diagnostic Company were down 4.9% compared to the prior year. Good overall performance in international markets was offset by lower domestic equipment sales resulting in part from continuing buyer uncertainty in domestic healthcare markets related to healthcare reform and from industry consolidation and retrenchment. Slightly higher sales by MDT Technionic reflect customer resolve to extend the utilization of existing equipment in the current environment.

          Incoming orders of $128,135,000 for the recent fiscal year were $6,399,000, or 4.8%, lower when compared to incoming orders of $134,534,000 in the prior fiscal year. Stronger orders in the international and service markets were offset by weaker orders in the domestic healthcare markets. Backlog was $24,057,000 at March 31, 1996, compared to a backlog of $27,145,000 a year earlier.

          Gross profit of $36,739,000 was $6,159,000, or 14.4%, lower in fiscal 1996 compared to fiscal 1995, while gross profit as a percentage of sales was 28.0% in the current fiscal year versus 31.7% in the prior fiscal year. Current year gross profit and gross profit margin were reduced by fourth quarter adjustments which included inventory adjustments totaling $2,425,000, including a write-down of approximately $489,000 in connection with inventory purchased from a supplier who failed to maintain necessary compliance with FDA manufacturing standards; a write-off of approximately $1,082,000 relating to products whose sales are being discontinued by the Registrant, including approximately $724,000 attributable to nutrition and ice stations and $358,000 attributable to certain tabletop sterilizers; additional reserves for excess and obsolete inventory of approximately $855,000, relating primarily to the identification of slower-moving products and parts inventories; and higher LIFO reserves of approximately $133,000. Gross margins were also decreased by $562,000 for increased warranty reserves of $260,000 and increased reserves for projected workers compensation expense of $302,000. The decrease in gross profit and gross margin from the prior year (excluding the aforementioned) was also impacted by the additional combined effects of lower domestic sales, higher manufacturing costs resulting from reduced production levels, lower pricing and a relatively higher mix of international sales yielding generally lower margins. These negative factors were partially offset by cost reductions implemented during the current and prior fiscal year.

          Operating expenses of $38,343,000 increased $988,000, or 2.6%, in fiscal 1996 compared to fiscal 1995. The increase in operating expenses reflects an increase of $424,000 for costs associated with patent litigation defense fees, approximately $179,000 to amortize assets relating to the Registrant's plasma sterilizer program and an increase of approximately $120,000 in expenditures to market to national accounts and group purchasing organizations combined with related higher administrative fees. Overall, operating expenses as a percentage of sales increased to 29.2% in fiscal 1996 from 27.6% in fiscal 1995.

          Reorganization costs, reflecting employee severance payments and relocation costs related to the reorganization of the Registrant into three business units (including the relocation of the corporate office from Torrance, California, to Durham, North Carolina), totaling $2,035,000 were recorded in fiscal 1996. These costs are associated with the Registrant's efforts to lower its break-even point in the face of lower sales while at the same time improve the effectiveness of its operations, organization and structure. At March 31, 1996, the balance of reorganization costs accrued but not yet paid was $812,000. Further measures to reduce costs are being implemented by the Registrant. A reserve of approximately $315,000 to reflect costs incurred to effect such reductions, principally severance

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costs, is expected to be recorded in the first quarter of fiscal 1997.  Further, the Registrant has under consideration the sale or discontinuance of certain product lines and related assets and the contraction or closure of certain distribution channels, which could result in further reserves and costs for inventory, severance and asset impairments.

          Operating loss of $3,639,000 in fiscal 1996 was $7,947,000, or 184.5%, below the operating income of $4,308,000 in fiscal 1995, reflecting lower gross profit, higher operating expenses and higher reorganization costs.

          Interest expense decreased $71,000 in fiscal 1996 to $3,443,000. The decrease was due primarily to lower average borrowings.

          Other expenses increased $1,596,000 to $1,709,000. The increase includes a reserve for environmental remediation costs of $1,350,000 related to soil and ground water contamination at two of the Registrant's manufacturing facilities, approximately $410,000 for costs incurred in connection with the Getinge transaction and the negotiation and amendment of the Registrant's bank credit agreement, and a write-off of land improvement cost of $349,000 related to previous plans to construct a new manufacturing facility in South Carolina. These costs were offset by a pre-tax gain of $518,000 from the sale of the Bovie product line of electrosurgical products.

          Net loss of $6,066,000, or $.90 per share, for fiscal 1996 compares to a net income of $276,000, or $.04 per share, for the same period in 1995, reflecting the above noted factors.

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